

Mail Stop 3233

April 11, 2017

Via E-mail
Jesse Stein
President and Chief Executive Officer
Commencement Capital, LLC
c/o NY Residential REIT, LLC
555 Madison Avenue, 6th Floor
New York, NY 10022

> **Re:**   **NY Residential REIT, LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed April 4, 2017**
> **File No. 024-10680**

Dear Mr. Stein:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2017 letter.

General

1.   We note that you have submitted copies of testing the waters materials with your offering statement. Please revise the material referenced in exhibits 13.1 and 13.2 to include the information required by Securities Act Rule 255(b).

Signatures

2.   We note your revisions in response to comment 3 of our prior letter. Please refer to Instruction 1 to Signatures on Form 1-A and revise your signatures page such that the offering statement, in addition to being signed by the issuer, is signed by its principal executive officer, principal financial officer, principal accounting officer and a majority of the members of its board of directors or other governing body.

You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Eric McPhee, Staff Accountant, at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or Kim McManus at 202-551-3215 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities